U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                 SCHEDULE 13D - AMENDMENT #8
          Under the Securities Exchange Act of 1934

                        Calton, Inc.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                          131380206
                       (CUSIP Number)

                  Frederick J. Jaindl et al
                        Jaindl Farms
                    Atten. Mark W. Jaindl
          3150 Coffeetown Road,  Orefield, PA 18069
                       (610) 395-3333

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                      November 23, 1998
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(b) (3) or (4), check the following box ( x ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.











Cusip No. 131380206
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only______
____________________________________________________________
_________________

     4)   Source of Funds  (See Instructions) PF00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal  Proceedings is
Required
          Pursuant to items 2 (d) or (e):  N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization: US
____________________________________________________________
__________________

     7)   Sole Voting Power:  2,320,650
____________________________________________________________
__________________

     8)   Shared Voting Power:
____________________________________________________________
________________

     9)   Sole Dispositive Power:   2,320,650
____________________________________________________________
________________

     10)  Shared Dispositive Power:
____________________________________________________________
________________
____________________________________________________________
______________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 2,320,650 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row
(11): 8.70%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________

Cusip No. 131380206
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF:    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization: US   U.S.
____________________________________________________________
_________________

     7)   Sole Voting Power:  419,400
____________________________________________________________
__________________

     8)   Shared Voting Power:
____________________________________________________________
__________________

     9)   Sole Dispositive Power:  419,400
____________________________________________________________
__________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 419,400 shares
____________________________________________________________
__________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
1.57%
____________________________________________________________
________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________

Item 1.        .

     This Schedule 13D filing relates to the common stock, $.01 par value, of Calton, Inc. a residential home builder having its principal business offices at 500 Craig Road, Manalapan, NJ 07726-8790 (the "Company").

Item 2.     Identity and Background

            (a) This statement is being filed by Frederick
J. Jaindl and Mark W. Jaindl.

     (b) Frederick J. Jaindl's principal business address is Jaindl Farms, 3150 Coffeetown Road, Orefield, PA 18069. Mark W. Jaindl's principal business address is American Bank of the Lehigh Valley, 4029 W. Tilghman Street, Allentown PA 18104.

     (c) Fred Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc.
Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is the Chairman and Mark Jaindl is the President and Chief
Executive Officer of American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029
West Tilghman Street, Allentown PA  18104.

     (d) During the past five years neither Fred Jaindl, nor Mark Jaindl have been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) During the past five years neither Fred Jaindl, nor Mark Jaindl have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Frederick J. Jaindl and Mark W. Jaindl are U.S.
citizens.

Item 3.      Source and Amount of Funds or Other
Consideration.

     Frederick J. Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.

     Fred Jaindl and Mark Jaindl have in the past borrowed funds to purchase investments or to finance their other business interests. Fred Jaindl and Mark Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance their other business interests, which loans may be secured by pledges of the Company's common stock.

Item 4.  Purpose of Transaction.

     On November 23, 1998, Fred J. Jaindl sent a letter to the Company nominating Mark W. Jaindl to the Company's board of directors. A copy of this letter is annexed as Exhibit
A.

Item 5.  Interest in Securities of the Issuer.

     (a) Fred Jaindl and Mark Jaindl own 2,320,650 and
419,400 shares respectively of common stock of the Company.
In total, these 2,740,050 shares constitute 10.27% of the 26,689,000 shares of Company common stock outstanding as of August 31, 1998.

     (b) Fred Jaindl and Mark Jaindl have the sole voting and dispositive power of 2,320,650 and 419,400 respectively of common stock they hold.

     (c) The following transactions were effected by or on behalf of each of the above during the past sixty days:
action
Frederick J. Jaindl

     Date                Shares               Price

     10/12/98             75,000              $.75
Open Market
     10/14/98             20,000              $.75
Open Market
     10/15/98                  315,000             $.75
Open Market
     11/06/98             82,500             $1.0625
Open Market
     11/06/98             12,600             $1.00
Open Market
     11/10/98             20,000             $1.00
Open Market
     11/16/98              5,000             $1.00
Open Market
     11/17/98             45,000             $1.00
Open Market
     11/18/98              4,200             $1.00
Open Market
     11/19/98                 600            $1.00
Open Market
     11/19/98             55,000             $1.0625
Open Market
     11/20/98             45,600             $1.0625
Open Market


Mark W. Jaindl

     Date                Shares                Price

     10/12/98            20,000               $.75
Open Market
     10/13/98            10,000               $.75
Open Market
     10/13/98            70,000               $.75
Open Market
     10/27/98            25,000               $.75
Open Market
     10/29/98             4,000               $.75
Open Market
     10/30/98                400              $.75
Open Market
     11/04/98            35,000               $.90
Open Market
     11/04/98            12,500               $.96
Open Market
     11/05/98                 150,000            $1.00
Open Market

     (d)  Not applicable.

     (e)  Not applicable.

            (f)  Not applicable.

     After reasonable inquiry and to the best of my
     knowledge and belief,    I certify that the information
     set forth in this statement is true, complete and correct.

     November 23, 1998


     ________________________________________
     Signature
     Mark W. Jaindl

                          Exhibit A










November 23, 1998                       BY FACSIMILE
TRANSMISSION
                                   AND FEDERAL EXPRESS


Robert A. Fourniadis, Secretary
Calton, Inc.
500 Craig Road
Manalapan, New Jersey  07726-8790



Dear Mr. Fourniadis:

As you may know, I own 2,320,650 shares of the common stock of Calton, Inc. ("Calton") representing approximately 8.7% of Calton's outstanding shares.
Pursuant to provisions of Article III of the Calton By-laws, I have enclosed the resume of Mark W. Jaindl whom I am nominating to the Calton board of directors ("the Board") at the next annual meeting. I believe that Mr. Jaindl would work well with the current directors to enhance stockholder value to the benefit of all stockholders. I suggest that after considering his qualifications, the Board nominate him as part of management's slate.
If within five business days after the date hereof you have not responded to this request in a satisfactory manner, I will conclude that this demand has been refused and it is my intention to solicit proxies on behalf of Mr. Jaindl and/or other individuals at the annual meeting, to solicit proxies to amend Calton's Articles of Incorporation and By-laws and to take other actions necessary to ensure that all shareholders are properly represented. I have enclosed a copy of a Schedule 13-d filed with the Securities and Exchange Commission disclosing this request.
Please contact Mr. Jaindl at 610-366-1800 to discuss the foregoing at your earliest convenience. I am providing this information as a "Shareholder Proposal" for presentation at the Company's next annual meeting and for inclusion in its proxy statement.

Sincerely,


Frederick J. Jaindl

cc: Board of Directors